

July 28, 2014

Via E-mail
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

      Re: **Wal-Mart Stores, Inc.**
               Form 10-K for the Fiscal Year Ended January 31, 2014
               Filed March 21, 2014
               File No. 1-6991

Dear Mr. Holley:

We have reviewed your response dated July 3, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Walmart International Segment, page 12

1.   We note your response to prior comment one. Please address the following:

- You state that the error results from the correction of lease accounting practices in your China and Mexico subsidiaries that did not conform to your global accounting policies. You also state that the error resulted primarily from not utilizing a consistent lease term for all aspects of lease accounting. Clarify whether the consistent lease term was the only aspect of the global U.S. GAAP accounting policy that these subsidiaries were not following. If there were other discrepancies from compliance with your global accounting policies, please describe.

- You also state that you identified the error during the internal control optimization review of your Mexico subsidiary and you began a process to inquire with your other subsidiaries as to whether similar lease accounting inconsistencies and internal control deficiencies existed. Please explain how you determined that the control deficiencies were limited to lease accounting and no other global accounting policies. Also provide your analysis for why the deficiencies could only exist at your China and Mexico subsidiaries, rather than all foreign or all global subsidiaries.

- Your response refers to certain controls being deficient as a result of the lease accounting errors and that you evaluated the severity of these deficiencies. Please tell us the specific controls that were deemed deficient and discuss in greater detail how you evaluated the severity of these deficiencies. Include a detailed description of any compensating control(s) that were considered in your analysis and were in place and operating at a level of precision that would prevent or detect a material misstatement. Describe any other associated control deficiencies identified in 2013.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief